UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Tingo, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

88749T107

(CUSIP Number)

Kenneth I. Denos

43 West 23rd Street, 2nd Floor

New York, NY 10010

Telephone: (646) 847-0144

Facsimile: (212) 671-1534

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88749T107
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Tingo International Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 823,180,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 823,180,000
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,180,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.54%
14		TYPE OF REPORTING PERSON (See Instructions) CO

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SCHEDULE 13D

CUSIP No. 88749T107
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Dozy Mmobuosi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nigeria
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 114,820,000
	8	SHARED VOTING POWER 823,180,000
	9	SOLE DISPOSITIVE POWER 114,820,000
	10	SHARED DISPOSITIVE POWER 823,180,024
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,000,024
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the acquisition of shares of Class A common stock (the “Common Stock”) of Tingo, Inc., a Nevada corporation (the “Company”) by Dozy Mmobousi and Tingo International, Inc., a Delaware corporation controlled by Mr. Mmobuosi (“TIH”). The Common Stock was acquired by TIH in connection with the sale of Tingo Mobile plc by TIH to the Company, wherein the Company issued TIH 1,028,000,000 shares of Common Stock as consideration therefor. Mr. Mmobuosi acquired 10,000,000 shares of Common Stock as an award of restricted shares pursuant to the Company’s 2021 Equity Incentive Plan (hereinafter, the “Award Shares”), and acquired a further 114,820,000 shares of Common Stock from TIH (hereinafter, the “Transferred Shares”). The principal executive offices of the Company are located at 43 West 23rd Street, New York, NY 10010.

Item 2. Identity and Background

This statement is being filed jointly by: TIH and Dozy Mmobuosi (hereafter, collectively, the “Reporting Persons”).

TIH is a Delaware corporation that invests in controlling interests in technology-related enterprises. TIH’s principal office is located at 1 Stamford Plaza, 263 Tresser Boulevard, Stamford, CT 06901. Mr. Mmobuosi is the principal beneficial shareholder of TIH and serves as its principal executive officer.

Mr. Mmobuosi is also the Chief Executive Officer of the Company. Mr. Mmobuosi’s business address is c/o the Company at 43 West 23rd Street, 2nd Floor, New York, NY 10010. Mr. Mmobuosi is a citizen of Nigeria.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A is the name, business address, principal present occupation and citizenship of Mr. Mmobuosi, who is the principal control person of TIH.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the consideration provided for the Common Stock was the sale of Tingo Mobile plc and the services provided to the Company and TIH by Mr. Mmobuosi.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein in connection with the acquisition of Tingo Mobile plc by the Company, and in connection with awards made pursuant to the Company’s 2021 Equity Incentive Plan. Depending upon overall market and general economic conditions, other investment opportunities available to the Reporting Persons, the market prices of the shares of Common Stock of the Company, the business affairs and financial condition of the Company and other factors deemed relevant to the Reporting Persons, the Reporting Persons may endeavor to increase or decrease their position in the Company through, among other things, the purchase or sale of Common Stock in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

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It is anticipated that the Reporting Persons may, from time to time, have discussions with other members of management, the board of directors, and other stockholders of the Company. The Reporting Persons intend to monitor and evaluate the Company’s business, corporate governance and financial performance, to monitor efforts by management to increase stockholder value and to be available to management to the extent that the Company may benefit from the institutional experience of the Reporting Persons. The Reporting Persons also may seek in the future to have one or more additional representatives appointed or elected to the board of directors of the Company or to propose other matters for consideration and approval by the Company’s stockholders or board of directors. The Reporting Persons also may decide in the future to propose a transaction whereby all or a portion of the Company be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Company in a negotiated transaction or otherwise. If the Reporting Persons or any of their affiliates should acquire control of the Company, it or its affiliates may transfer all or part of the Company to affiliated or unaffiliated persons.

None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for complying with Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5. Interests in Securities of the Issuer

(a) The Reporting Persons beneficially own 938,000,024 shares of Common Stock in the aggregate, which represent approximately 78.1% of the issued and outstanding shares of Common Stock of the Company.

(b) The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 938,000,024 shares of Common Stock, which represent approximately 78.1% of the outstanding shares of Common Stock.

(c) Other than the Award Shares and the Transferred Shares, during the past 60 days, none of the Reporting Persons have purchased any shares of the Company.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7. Materials to be filed as Exhibits.

Exhibit A. Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TINGO INTERNATIONAL HOLDINGS, INC.

By:	/s/ Dozy Mmobuosi*
Name:	Dozy Mmobuosi
Title:	CEO

DOZY MMOBUOSI

By:	/s/ Dozy Mmobuosi*

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons who are signatories below of a statement on Schedule 13D or any amendments thereto, with respect to the Class A common stock of Tingo, Inc. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on February 14, 2022.

TINGO INTERNATIONAL HOLDINGS, INC.

By:	/s/ Dozy Mmobuosi*
Name:	Dozy Mmobuosi
Title:	CEO

DOZY MMOBUOSI

By:	/s/ Dozy Mmobuosi*

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